United States Securities and Exchange Commission
                              Washington, DC 20549

                                   Form 12b-25

                           Notification of Late Filing

(Check One):  //Form 10-K  //Form 20-F  //Form 11-K  /X/Form 10-Q  //Form N-SAR

                         For Period Ended: September 30, 2004
                         / / Transition Report on Form 10-K
                         / / Transition Report on Form 20-F
                         / / Transition Report on Form 11-K
                         / / Transition Report on Form 10-Q
                         / / Transition Report on Form N-SAR
                         For the Transition Period Ended:

                         Commission File Number 1-11900
                            CusiP Number 45812J 10 1

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information

         Integrated Security Systems, Inc.
         8200 Springwood Drive, Suite 230
         Irving, TX  75063


Part II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  /X/    (b)     The  subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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Part III - Narrative

The Company is currently awaiting financial information and is delaying filing of the Form 10-QSB for possible disclosure implications. The Company anticipates filing the Form 10-QSB on or before November 22, 2004.


Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

         David H. Oden
         Haynes and Boone, LLP
         (972) 739-6929

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period than the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).   /X/ Yes    / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?       /X/ Yes    / / No


Three Months Ended September 30, 2004 Compared to Three Months Ended September 30, 2003

Sales increased by approximately $1.7 million, or 97%, to $3.4 million during the quarter ended September 30, 2004 compared to the quarter ending September 30, 2003 due to the inclusion of the sales of ARMR Services Corporation, as a result of the merger of ARMR with the Company's B&B Electromatic, Inc. subsidiary into B&B ARMR Corporation in September 2003.

Gross margin increased by approximately $0.6 million during the current quarter compared to the same quarter a year ago due to the inclusion of ARMR, but remained comparable at 38% during the same quarter a year ago.

Operating expenses increased by 60% during the current period compared to the same period a year ago due to the inclusion of ARMR.

Interest expense decreased by approximately $100,000 during the current quarter compared to the same quarter a year ago due to the issuance of warrants in conjunction with securing additional debt during the same period a year ago, but was offset by the issuance of additional debt incurred during the current period.


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                        Integrated Security Systems, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 15, 2004                       By:  /s/ C. A. Rundell, Jr.
       -----------------                            --------------------------
                                                    Director, Chairman of the
                                                    Board, and Chief Executive
                                                    Officer







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